Exhibit 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2010	2011	2012	2013	2014
Earnings:
(Loss) income before income taxes and cumulative effect of accounting change	$(20,804)	$53,969	$116,453	$(27,568)	$(10,168)
Interest expense	72,307	86,192	93,200	93,890	87,236
Loss on investment in equity investees in excess of distributed earnings	2,243	—	361	958	6,094
Amortization of capitalized interest	267	170	115	381	422
Loan cost amortization	—	523	2,906	2,928	6,122
Earnings	$54,013	$140,854	$213,035	$70,589	$89,706
Fixed Charges:
Interest expense	$72,307	$86,192	$93,200	$93,890	$87,236
Capitalized interest	593	883	2,249	1,131	2,103
Loan cost amortization	—	523	2,906	2,928	6,122
Fixed Charges	$72,900	$87,598	$98,355	$97,949	$95,461

Ratio of Earnings to Fixed Charges	0.7	1.6	2.2	0.7	0.9
Insufficient Coverage	$18,887	$—	$—	$27,360	$5,755